Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Advantage Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
Advantage Funds, Inc.
(comprising, respectively, Dreyfus Global Dynamic
Bond Fund, Dreyfus Global Real Return Fund,
Dreyfus International Value Fund, Dreyfus
Opportunistic Midcap Value Fund, Dreyfus Opportunistic
Small Cap Fund, Dreyfus Opportunistic U.S. Stock Fund, Dreyfus Strategic Value Fund, Dreyfus Structured Midcap Fund, Dreyfus Technology Growth Fund, Dreyfus Total Emerging Markets Fund and Dynamic Total Return Fund)
(the "Company")
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2015. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2015, and with respect to agreement of securities and similar investment purchases and sales, for the period from May 31, 2015 (the date of our last examination) through July 31, 2015:

Confirmation of all securities and similar investments located in the vault of the Depository Trust Company, if any, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (e.g., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities and similar investments to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Confirmation of all repurchase agreements with brokers/banks or agreement of corresponding subsequent cash receipts to bank statements, if any;

Agreement of underlying collateral related to all repurchase agreements with The Bank of New York Mellon's records, if any;

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last examination of the Company's books and records, to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Advantage Funds, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2015 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Advantage Funds, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
October 1, 2015




Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Advantage Funds, Inc.
(comprising, respectively, Dreyfus Global Dynamic
Bond Fund, Dreyfus Global Real Return Fund,
Dreyfus International Value Fund, Dreyfus
Opportunistic Midcap Value Fund, Dreyfus Opportunistic
Small Cap Fund, Dreyfus Opportunistic U.S. Stock Fund,
Dreyfus Strategic Value Fund, Dreyfus Structured Midcap Fund,
Dreyfus Technology Growth Fund, Dreyfus Total Emerging
Markets Fund and Dynamic Total Return Fund)
(the "Company"),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2015, and from May 31, 2015
(date of last examination)
through July 31, 2015.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of July 31, 2015 and from May 31, 2015 (date of last examination) through July 31, 2015 with respect to securities and similar investments reflected in the investment account of the Company.

Advantage Funds, Inc.



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation